                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)

                             Hancock Holding Company
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   410120-10-9
                            ------------------------
                                 (CUSIP Number)

Check the following  box if a fee is being paid with this  statement [ ]. (A fee is not required only if the filing person:  (1) has a previous statement on file reporting  beneficial  ownership  of more  than  five  percent  of the  class of securities  described  in Item 1;  and (2) has  filed  no  amendment  subsequent thereto reporting  beneficial  ownership of five percent or less of such class.)
(See Rule 13d-7).

*The  remainder  of this cover page shall be filed out for a reporting  person's intitial  filing on this form wich respect to the subject  class of  securities, and for any subsequent admendment  containing  information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No. 410120-10-9               13G                        Page 2 of 6 pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Leo W. Seal, Jr.        ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [  ]
         (b) [  ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

                                         5.       SOLE VOTING POWER
NUMBER                                               2,161,680.3
OF SHARES
BENEFICIALLY                             6.       SHARED VOTING POWER
OWNED BY                                             -0-
EACH
REPORTING                                7.       SOLE DISPOSITIVE POWER
PERSON                                               1,372,164.3
WITH
                                         8.       SHARED DISPOSITIVE POWER
                                                     -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,161,680.3

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*    [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         13.02%

12.      TYPE OF REPORTING PERSON *
         IN

                       *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP NO. 410120-10-9                 13G                    Page 3 of 6 pages
                        Amendment No. 16 to Schedule 13G
                                Leo W. Seal, Jr.

Item 1(a)                  Name of Issuer:

                           Hancock Holding Company

Item 1(b)                  Address of Issuer's Principal Executive Offices:

                           One Hancock Plaza
                           2510 14th Street
                           Gulfport, MS   39501

Item 2(a)                  Name of Person Filing:

                           Leo W. Seal, Jr.

Item 2(b)                  Address of Principal Business Office or if none,
                           Residence:

                           One Hancock Plaza
                           2510 14th Street
                           Gulfport, MS   39501

Item 2(c)                  Citizenship:

                           United States of America

Item 2(d)                  Title of Class of Securities:

                           Common Stock, par value $3.33 per share

Item 2(e)                  Cusip Number:

                           410120-10-9

Item 3                     If this statement is filed pursuant to Rules 13d-a(b)
                           or 13d-2(b),  check whether the person filing is a :

                           (a)(  ) Broker or Dealer registered under Section 15
                                   of the Act
                           (b)(  ) Bank as defined in Section 3(a)(6) of the Act
                           (c)(  ) Insurance Company as defined in Section 3(a)
                                   (19) of the Act
                           (d)(  ) Investment Company registered under Section 8
                                   of the Investment Company Act
                           (e)(  ) Investment Adviser registered  under  Section
                                   203 of the Investmentadvisers Act of 1940
                           (f)(  ) Employee  Benefit Plan, Pension Fund which is
                                   subject  to the  provisions of the Employee
                                   Retirement Income Security Act of 1974 or
                                   Endowment Fund; see 240.13d-1(b)(1)(ii)(F)
                           (g)(  ) Parent Holding Company, in accordance with
                                   240.13d-1(b)(ii)(G)  (Note: see item 7)
                           (h)(  ) Group, in accordance with 240.13d-1(b)(1)(ii)
                                   (H)item 4 Ownership:

CUSIP NO. 410120-10-9                 13G                    Page 4 of 6 pages

Item 4            Ownership:

                  If the percent of the class owned,  as of December 31
                  of the year  covered by the  statement,  or as of the
                  last day of any month described in Rule  13d-1(b)(2),
                  if  applicable,  exceeds  five  percent,  provide the
                  following  information  as of that date and  identify
                  those shares which there is a right to acquire:

                 (a)  Amount Beneficially owned:

                       1,509,446.3 shares  (excluding  652,234 shares  as  to
                       which  the reporting  person disclaims  beneficial
                       ownership as disclosed in Item 6.)

                 (b) Percent of Class:

                       13.02%

                 (c)  Number of shares as to which such person has:

                     (i)  sole power to vote or to direct the vote:

                           2,161,680.3

                     (ii) shared power to vote or to direct the vote:

                           -0-

                     (iii)sole power to dispose or to direct the disposition of:

                           1,372,164.3

                     (iv) shared power to dispose or to direct the disposition
                          of:

                           -0-

Item 5           Ownership of Five percent or less of a class.

                 Not applicable

Item 6           Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Excluded from the shares listed in Item 4 are 652,234 shares held in fiduciary capacity in the Trust Department of Hancock Bank
                 (included in the Trust Department's Schedule 13-G), as to which
                 Mr. Seal has sole voting rights but no power of disposition.
                 The reporting person's sister and her children are the
                 beneficiaries of this trust and therefore they have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of such shares.  The reporting person disclaims beneficial ownership of these 652,234 shares.
                 The shares listed in Item 4 include 4,110.3 shares owned
                 by the reporting person's spouse, 180,000 shares held in a marital trust and 137,282 shares held in a charitable foundation of which the reporting person has voting authority.  Also
                 included are 50,997 shares which Mr. Seal has the option to buy through the Company's Employee Incentive Plan and 6,000 restricted stock shares which were granted to Mr. Seal in the 1996 Long-Term
                 Incentive Plan. Under the plan unexercised options do not have voting rights.

                                                             Page 5 of 6 pages

Item 7           Identification  and  Classification  of the Subsidiary which
                 Acquired the Security being reported on by the Parent Holding company.

                 Not applicable

Item 8           Identification and classification of Members of Group.

                 Not applicable

Item 9           Notice of Dissolution of Group.

                 Not applicable

CUSIP NO. 410120-10-9              13G                    Page 6 of 6 pages

Item 10          Certification

                 Not applicable

                 After  reasonable  inquiry and to the best of my  knowledge and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

  2/13/04
------------------------------
Date

  /s/ Leo W. Seal, Jr.
------------------------------
Leo W. Seal, Jr.